

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Feng Huang
Chief Executive Officer
Li Bang International Corporation Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

> **Re: Li Bang International Corporation Inc.**
> **Amendment No. 10 to Registration Statement on Form F-1**
> **Filed June 18, 2024**
> **File No. 333-262367**

Dear Feng Huang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Amendment No. 10 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-35

1. As previously requested in prior comment 3, revise to label the column for the year ended June 30, 2023 "As Restated." A similar change should be made for the same period in the Selected Consolidated Cash Flow Data on page 19.

Notes to Consolidated Financial Statements
Note 19 - Restatement of Cash Flow Statement, page F-57

2. We note your revisions in response to prior comment 3. Please further revise the table to include the changes in the financial statement line items, Net cash used in operating activities and Net cash used in investing activities. Refer to ASC 250-10-50-7a.

Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Ye